UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34171

Foundation Healthcare, Inc.

(Exact name of registrant as specified in charter)

13900 N. Portland Avenue, Suite 200

Oklahoma City, Oklahoma 73134

(405) 608-1700

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.0001 Par Value

(Title of each class of securities covered by this Form)

(Titles of all classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 160

Pursuant to the requirements of the Securities Exchange Act of 1934, Foundation Healthcare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 3, 2017	By:	/s/ Marcelo Puiggari
Marcelo Puiggari
General Counsel